Exhibit 99.25

THIS IS EXHIBIT “B” REFERRED TO IN THE

AFFIDAVIT OF GORDON MARON

SWORN BEFORE ME THIS 17TH DAY

OF MAY, A.D., 2010

DENIS R. NOEL, Q.C.

A COMMISSIONER FOR OATHS

IN AND FOR THE PROVINCE OF ALBERTA

AND A BARRISTER & SOLICITOR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

(Exact name of registrant as specified in its charter)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(l)

Rule l2g-4(a)(2)

Rule 12h-3(b)(l)(i)

Rule l2h-3(b)(l)(ii)

Rule l5d-6

Approximate number of holders of record as of the certification or notice date:

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: By:

Instruction: This form is required by Rules 12g-4, 12h-3 and l5d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(02-08)

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